Exhibit 99.1

Performance Sports Group Appoints Joan Dea to Board of Directors

EXETER, N.H.  — February 4, 2015 — Performance Sports Group Ltd. (NYSE: PSG) (TSX: PSG), a leading developer and manufacturer of high performance sports equipment and apparel, today announced that it has appointed Joan Dea to the company’s board of directors.

Dea brings a wealth of strategic experience to Performance Sports Group, including more than 20 years of experience in the consumer retail and financial services sectors. Most recently, Dea served as Executive Vice President, Head of Strategic Management and Corporate Marketing for BMO Financial Group. Prior to joining BMO, Dea held multiple positions with Boston Consulting Group, where she advised Fortune 500 companies on issues of global competitiveness, leadership and performance in North America, Asia and Europe. She became a partner and director at BCG in 1994, was a leader in the Consumer Goods and Retail Practice, and founded the firm’s Canadian Financial Services practice. Dea also currently serves on the boards of Charles Schwab Bank, Torstar Corporation and Cineplex Entertainment.

“We are pleased to welcome Joan to our board of directors and believe her experience will prove valuable to our company, especially given her vast experience in both consumer retail, and financial services, as well as her board experience with publicly-traded companies in both Canada and the U.S.,” said Kevin Davis, CEO and president, Performance Sports Group. “Joan has extensive global expertise from her tenure at Boston Consulting Group and those deep insights will help us continue to grow our global business.”

In addition to Dea’s appointment, Performance Sports Group also announced that Chris Anderson has resigned from the board of directors, effective immediately. Anderson has been a director since 2008 and played a key role in Kohlberg & Company’s purchase of Bauer Hockey from Nike.

“Chris has been with us since our inception as a stand-alone company and was instrumental in building our company into what it is today,” Davis said. “Chris brought a high-level of expertise and knowledge to the board and was extremely supportive of management as well as many other members of the Performance Sports Group team.  Chris will be forever connected with the success of this company and I personally thank him for all that he has done for Performance Sports Group.”

About Performance Sports Group Ltd.

Performance Sports Group Ltd. (NYSE: PSG) (TSX: PSG) is a leading developer and manufacturer of ice hockey, roller hockey, lacrosse, baseball and softball sports equipment, as well as related apparel and soccer apparel. The Company is the global leader in hockey with the strongest and most recognized brand, and it holds the No. 1 North American position in baseball and softball. Its products are marketed under the BAUER, MISSION, MAVERIK, CASCADE, INARIA, COMBAT and EASTON brand names and are distributed by sales representatives and independent distributors throughout the world. The Company is focused on building its leadership position by growing market share in all product categories and pursuing strategic acquisitions. For more information, please visit www.PerformanceSportsGroup.com.

Company Contact:

Amir Rosenthal

Chief Financial Officer

Tel 1-603-610-5802

investors@performancesportsgroup.com

Investor Relations:

Liolios Group Inc.

Scott Liolios or Cody Slach

Tel 1-949-574-3860

PSG@liolios.com

Media Contact:

Steve Jones

Sr. Director, Corporate Communications

Tel 1-603-430-2111

media@performancesportsgroup.com